UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 22 January, 2008

ASX & MEDIA RELEASE
22 JANUARY, 2008

ORPHAN DRUG STATUS GRANTED FOR MARSHALL EDWARDS’ INVESTIGATIONAL ANTI-CANCER DRUG TRIPHENDIOL (NV-196)

Novogen Limited’s subsidiary, Marshall Edwards Inc., (NASDAQ: MSHL), has made the following announcement:

Sydney, Australia and New Canaan, CT, January 22, 2008 - Marshall Edwards, Inc., (Nasdaq: MSHL) announced today that its triphendiol (previously known as NV-196) has been granted orphan drug status by the US Food and Drug Administration (FDA) for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma, or bile duct cancer.

An orphan drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the United States.  A grant of orphan drug status provides 7 years of market exclusivity for the orphan indication after approval by the FDA, as well as tax incentives, study design assistance, and eligibility for grant funding from the FDA during its development.

Laboratory testing in vitro and in animals bearing human pancreatic and bile duct tumours has demonstrated the activity of triphendiol against cancer cells.  In mice bearing a human pancreatic cancer tumour, triphendiol administration resulted in a mean reduction in tumour volume by 62 percent compared with untreated control animals.  In the two Phase I clinical studies completed thus far, the investigational drug has demonstrated acceptable pharmacokinetic profiles in healthy human volunteers with no reported side effects.

Professor Alan Husband, Group Director of Research for Marshall Edwards, said, “This grant of orphan drug status is a significant step in the development program for triphendiol as a multi-potent anti-cancer agent.”

“The activity seen in laboratory testing, coupled with the favourable safety profile observed in early clinical testing, suggest we may finally have discovered a drug which will be of benefit in these unusually aggressive and difficult-to-treat diseases,” Professor Husband said.

Pancreatic cancer is considered an “orphan” cancer, because of its relatively low incidence and high mortality.  Pancreatic cancer is a malignant tumour of the pancreas, which is slightly more common in men than in women.  In the US it is the fourth leading cause of cancer-related death in males and the fifth leading cause of cancer-related deaths in women with a death rate estimated by the National Cancer Institute as approximately 96 percent of patients with the disease1.  The American Cancer Society estimated the number of new cases of pancreatic cancer in the US in 2007 as 37,170, with 18,830 cases diagnosed in men and 18,340 in women2.

Pancreatic cancer has a poor prognosis.  The disease is difficult to diagnose in its early stage, and patients usually present with incurable disease.  It has a high mortality rate, and no therapy has been shown to significantly impact survival.

Bile duct cancer (otherwise known as cholangiocarcinoma) is a malignant tumour that develops from the mucus glands lining the bile duct and is also more common in men than in women.  The American Cancer Society estimated that in 2007 approximately 4,600 people in the United States developed bile duct cancer outside the liver.  Bile duct cancer is also associated with a poor prognosis and has limited treatment options3.

Triphendiol is a second-generation derivative of phenoxodiol.  Phenoxodiol is an investigational drug that is currently undergoing clinical evaluation in a Phase III study in platinum resistant ovarian cancer patients, a study that has been approved under the FDA’s Special Protocol Assessment scheme.  Patients seeking more information about the phenoxodiol trial should visit www.OVATUREtrial.com.

This class of drugs is derived from a proprietary phenolic drug technology platform that has produced a number of anti-cancer lead compounds, characterised by unusually broad activity against a range of tumour targets in cell based studies, coupled with data that suggest a highly satisfactory safety profile.

The CEO of Marshall Edwards, Mr. Christopher Naughton, commenting on the Company’s strategic plan for triphendiol, said, “The Company now intends to vigorously pursue the clinical development of triphendiol into Phase II human clinical studies in affected patients during the course of 2008.”

“With phenoxodiol now in a Phase III trial, coupled with this latest boost in the development of its second cancer drug, triphendiol, the Company is well placed to crystallise the value inherent in the technology platform underpinning these novel drugs,” Mr. Naughton said.

About triphendiol

Triphendiol (NV-196) is another investigational drug in the Marshall Edwards, Inc., oncology drug pipeline, currently being developed as an orally-delivered chemosensitising agent, intended for use in conjunction with standard chemotoxic anti-cancer drugs for the treatment of late stage pancreatic cancer, cholangiocarcinoma, and melanoma.  Triphendiol is broadly cytostatic and cytotoxic against most forms of human cancer cells in vitro, and has been shown to cause cell cycle arrest (or stop cells increasing in number) and to induce apoptosis (or initiate programmed cell death) in various cancer cell lines.

Biological studies suggest a mechanism of cytotoxicity that involves the tumour necrosis factor-related apoptosis-inducing ligand (TRAIL) death receptors.  It exhibits high selectivity, little effect on non-tumour cells and no observable toxicity in animals at therapeutically effective doses.  In human studies conducted so far, no adverse events or side effects have been reported when administered to healthy volunteers.  Compared to phenoxodiol, triphendiol has substantially greater activity in laboratory testing against pancreatic cancer and cholangiocarcinoma.

About Marshall Edwards, Inc. and Novogen Limited

Marshall Edwards, Inc., is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform that has generated a number of novel compounds characterised by broad ranging activity in laboratory testing against a range of cancer targets with few side effects.  The ability of these compounds to target an enzyme present on the surface of cancer cells, and inhibit the production of pro-survival proteins within the cancer cell suggests that they may possess a unique combination of efficacy and safety.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (ASX: NRT; NASDAQ: NVGN) to bring three oncology drugs - phenoxodiol, triphendiol (NV-196) and NV-143 - to market globally.  Marshall Edwards, Inc., is majority owned by Novogen, an Australian biotechnology company that is specialising in the development of therapeutics based on a flavonoid technology platform.  Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under US law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.  Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events.  We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

1  National Cancer Institute, A Snapshot of Pancreatic Cancer (available at http://planning.cancer.gov/disease/snapshots.shtml) .
2  Cancer Facts and Figures, American Cancer Society, 2007.
3  Cancer Facts and Figures, American Cancer Society, 2007.